UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2009

Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Signs Module Supply Contract with Enfinity
     We, LDK Solar Co., Ltd., a leading manufacturer of solar wafers, have announced our signing of a solar module supply contract with Enfinity in Belgium. Under terms of the contract, we will deliver approximately 50 megawatts of solar modules to Enfinity in 2010.
     Our press release issued on December 14, 2009 is attached hereto as Exhibit 99.2.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: December 14, 2009

EXHIBIT 99.2: PRESS RELEASE
LDK Solar Signs Module Supply Contract with Enfinity
     XINYU CITY, China and SUNNYVALE, Calif., December 14, 2009 – LDK Solar Co., Ltd. (NYSE:LDK), a leading manufacturer of solar wafers, announced today that it has signed a contract to supply solar modules to Belgium-based Enfinity. Under terms of the agreement, LDK Solar will deliver approximately 50 megawatts (MW) of solar modules to Enfinity in 2010.
     “We are very excited to expand our relationship with Enfinity,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “This new module sales contract with Enfinity reflects the growing interest and demand for our quality module products from European customers.”
     “We are very pleased to secure LDK Solar’s quality modules, the contract reflects one quarter of our total demand for 2010,” stated Gino Van Neer, Board member of Enfinity. “We look forward to further cooperation with LDK Solar as we continue to build our leadership presence in the renewable energy sector.”
About LDK Solar (NYSE: LDK)
     LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.
About Enfinity
     Enfinity, head quarter in Belgium, is a fast-growing and ambitious business, internationally active in renewable energy. As a project specialist, Enfinity looks after the development and financing of in-house solar and wind energy power stations for electricity generation and is currently present in 19 countries in Europe, Asia and North America.
     Besides its own project development, Enfinity sells integrated solar installations to companies and individuals. For individuals, this happens through an extensive dealer network which is geographically spread across Flanders and Wallonia.
     In 2009 Enfinity will triple the turn-over to 240 million euro and today Enfinity provides work to more than 200 employees. At the beginning of 2009 Enfinity strengthened its international position with an investment of euro 50 million by Waterland investment company.
     Belgian site: www.enfinity.be — International site: www.enfinity.biz
Safe Harbor Statement
     This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801

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